UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.   20549


                         FORM 10 - SB


          GENERAL FORM FOR REGISTRATION OF SEURITIES
        OF SMALL BUSINESS ISSUERS UNDER SECTION 12 (b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                     KDGSports.com, Inc
            --------------------------------------
        (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)


Nevada						  36-3841143
-------						  -----------
(STATE OR OTHER JURISDICTION OF            (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)             IDENTIFICATION NO.)

500 Rainbow Blvd., Ste. 300, Las Vegas, NV  89107
------------------------------------------
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

1-800-522-0820
---------------------------
(ISSUER'S TELEPHONE NUMBER)


SECURITIES TO BE REGISTERED UNDER SECTION 12 (b) OF THE ACT:

TITLE OF EACH CLASS		  NAME OF EACH EXCHANGE ON WHICH
TO BE SO REGISTERED		  EACH CLASS IS TO BE REGISTERED

---------------------------     ------------------------------

---------------------------     ------------------------------

SECURITIES TO BE REGISTERED UNDER SECTION 12 (g) OF THE ACT:

                 Common Stock - .001 Par Value
                 ------------------------------
                       (TITLE OF CLASS)

FORWARD LOOKING STATEMENTS

KDGSports.com, Inc., a developmental stage company ("KDGSports.com, Inc.," or the "Company") cautions readers that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 10-SB or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in the Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "expect," "believe," "anticipate," "intend," "could," "estimate," "plans," or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. Factors that may affect the Company's results include, but are not limited to, the Company's limited operating history, its ability to produce additional products and services, its dependence on a limited number of customers and key personnel, its possible need for additional financing, its dependence on certain industries, and competition from its competitors. With respect to any forward-looking statements contained herein, the Company believes that it is subject to a number of risk factors, including: the Company's ability to implement its product strategies to develop its business in emerging markets; competitive actions; and, general economic and business conditions. Any forward-looking statements in this report should be evaluated in light of these important risk factors. The Company is also subject to other risks detailed herein or set forth from time to time in the Company's filings with the Securities and Exchange Commission.

                           Part I

Item 1.  Description of Business

KDGSports.com, Inc., a developmental stage company, hereinafter referred to as "the Company", is filing this Form
10-SB on a voluntary basis in order to KDGSports.com's financial information equally available to any interested parties or investors. The Company was organized under the laws of the State of Nevada, September 3,1999, as KDGSports.com, Inc.

	The objective of KDGSports.com is to be the most popular name in the extreme sports industry. The company was created to provide to the public an Extreme Sports Internet Portal/E-Commerce site that captures the spirit of this rapidly evolving market. This website is being developed to communicate to all types of stakeholders in this industry.
Owing to the management's huge base of personal connections scattered throughout this industry, the website will provide rich, unique content to all levels of Extreme Sports enthusiast.
In addition, KDGSports.com will execute an in-depth development and acquisition plan that will open, acquire, unite, manage, and integrate a network of e-tailers, brick and mortar retail stores, and other businesses that cater to the Extreme Sports crowd. With ten to twenty companies under the public umbrella of KDGSports.com, investors will finally be empowered to obtain a stake in this fresh and dynamic new industry.

The Extreme Sports Industry represents the activities, the ideas, and most importantly, the people involved in Extreme Sports. While the most of the Extreme Sports have been around for decades, new activities are emerging that capture the essence of this emerging market niche. The Extreme Sports world is a culture, a mindset, and above all, an attitude. KDGSports.com is involved in the Extreme Sports Industry, which includes but is not limited to the following activities:
Skateboarding
Surfing
Snowboarding
Skiing
Rollerblading
Dirt Biking
Auto Racing
Wake Boarding
Rock Climbing
Mountain Biking
Base Jumping
Sky Diving
While these sports have almost uniformly been in existence for quite some time, the public eye is now turning toward them, and the result is the birth of the Extreme Sports Industry. As made evident by record attendance levels at Extreme Sporting events (the most popular, ESPN's Extreme Games in San Francisco recently boasted a turnout of over 260,000 fans), glorifying images of extreme sports in popular media, and the development of the Extreme sub-culture, Extreme Sports are hot, and will continue to get hotter. KDGSports.com intends to catch the wave as it is cresting to be in the most favorable position when it breaks.

The objective of KDGSports.com is to be the most popular name in the extreme sports industry. The company was created to provide to the public an Extreme Sports Internet Portal/E-Commerce site that captures the spirit of this rapidly evolving market. This website is being developed to communicate to all types of stakeholders in this industry. Owing to the management's huge base of personal connections scattered throughout this industry, the website will provide rich, unique content to all levels of Extreme Sports enthusiast.

Item 2.  Management's Discussion and Analysis or Plan of
         Operation.

The mission of KDGSports.com is to make the commitment of excellence to its shareholders by becoming a household name in the Extreme Sports Industry. Through an in-depth corporate strategy executed by KDGSports.com's top-flight management team, the company will position itself as the leader of a rapidly expanding and enormously profitable market niche.

The Extreme Sports Industry represents the activities, the ideas, and most importantly, the people involved in Extreme Sports. While the most of the Extreme Sports have been around for decades, new activities are emerging that capture the essence of this emerging market niche. The Extreme Sports world is a culture, a mindset, and above all, an attitude.

Trends

The increasing numbers of people that embrace the extreme sports lifestyle indicates a more adventurous mindset than those of the past. Perhaps the glorification of these activities in the public eye is responsible for the upsurge in interest in Extreme Sports; perhaps technological trends in the sports market allow for more exciting activities. Regardless of the reason for the popularity of Extreme Sports, it certainly seems to be an attractive emerging industry for investment. American Sports Data Inc., a consulting firm, snowboarding, one of the most popular Extreme Sports has grown 113% in five years and now boasts nearly 5.5 million participants.

The pursuits that are becoming more popular have one thing in common: the perception that they are somehow more challenging than a game of touch football. "Every human being with two legs, two arms is going to wonder how fast, how strong, how enduring he or she is," says Eric Perlman, a mountaineer and filmmaker specializing in extreme sports. "We are designed to experiment or die." [Time] CARV Industries is in the business of design, manufacturing and sales of sports clothing for surfing, snowboarding and in-line skating, the rage of the Generation-X crowd. "Three years ago, this segment of the industry was about $500 million and now it has surpassed $1.25 billion," said Lanham, CEO of CARV
Industries. "Our research indicates a continued growth market. The eXtreme Games, sort of a Generation-X Olympics, were big ratings winners recently on ESPN."

Competition

Many analysts group the Extreme Sports phenomenon into the aging and rapidly consolidating sporting goods industry. In fact, what growth the sporting goods industry has experienced is credited to the upsurge of Extreme Sports. Hence, in a typical analysis, a company entering into the Extreme Sports Industry would be competing against international sporting goods giants like Big Five, Sport Chalet, and Chic's Sporting Goods.

However this "lumping in" of Extreme Sports is not concurrent with how commerce in this industry is conducted.
While the prominent sporting goods stores may carry some of the items and merchandise that Extreme Sports enthusiasts crave, the huge number of small developers and retailers dealing with niche products make them unattractive to stock from the standpoint of prominent sporting goods retailers.

With the Extreme Sports Industry effectively isolated from the ponderous sporting goods industry, this market niche enjoys relatively high barriers to entry with a low level of competition. Chief among the barriers to entry are the many necessary personal connections with a wide variety of small developers, entrepreneurs, athletes, and enthusiasts in this industry. In addition, a certain level of familiarity in top management is required to allow the corporate culture of a business involved with this niche to effectively mirror the mindset of the Extreme Sports world. These cultural binds assist in the acquisition, management, and relations of the small businesses involved with the industry.

Findings

The Extreme Sports Industry exhibits exciting characteristics of growth and marketable assets that represents an attractive target for investment. KDGSports.com is positioned to take advantage of the upsurge in growth within this industry. With its management team's extensive contacts throughout the world of Extreme Sports, its in-depth management and acquisition plan, and a comprehensive marketing effort, KDGSports.com is poised to become the market leader in the Extreme Sports Industry.

Electronic Commerce Industry

Three years ago, industry analysts only hinted at the vast growth that commerce on the Internet would experience. One of the largest sectors of Internet access growth is in the home - consumers are just now beginning to tap into the vast worldwide markets that are relatively inaccessible by any other means.

Internet commerce involves the sales of products and services to consumers or businesses over the Internet. The categories in this Internet commerce layer include:
E-tailers (e.g., Amazon.com, eToys.com)
Manufacturers selling online (e.g., Cisco, Dell, IBM)
Fee/Subscription-based companies (e.g., thestreet.com,
WSJ.com)
Airlines selling online tickets
Online entertainment and professional services

It is important to note that many companies are players at multiple layers. For instance, Microsoft and IBM are important players at the Internet infrastructure, applications, and Internet commerce layers, while AOL (before the acquisition of Netscape) is a key player in the infrastructure, intermediary and commerce layers. Similarly Cisco and Dell are key players at the infrastructure and commerce layers [Internet Indicators].

Companies that embrace the Internet as a commerce channel experience far greater amounts of growth than like companies which do not utilize e-commerce technologies. In particular, the mating of e-commerce channels in the consumer sales market is particularly promising.

Small businesses that use the Internet have grown 46% faster than those that do not (American City Business Journals).

Forty-four percent of U.S. companies are selling online. An additional 36% affirm that they will do so by the end of 1999.

Internet advertisement revenues topped $1.92 billion in 1998, resulting in a 100% growth factor from the previous year.

The Small and Home Office (SOHO) Industry expended over $51 billion online purchasing technology goods.

Countries outside of the United States have traditionally fallen behind the nation that built the Internet, but Internet access outside the United States is expanding on a dramatic basis. To this point, there were more Internet users in the United States than in all other countries combined. By the end of 1999, this characteristic is projected to change, as the growth of Internet access within the U.S. lessens, while other countries' access growth is project to increase substantially. Again, the largest sector of this Internet access growth is in the home, exposing people around the globe to the power and simplicity of e-commerce.

Competition

Nearly all corporate operations and communications have been improved by Internet and Intranet technology. A manufacturer can quickly find retail and distribution channels to facilitate greater sales by setting up a web site to gather orders from customers. Due to the remarkable ease of moving onto the Internet, there are very few barriers to entry. Historically, the key players in e-commerce have forged agreements with suppliers and customers to facilitate a large web-based presence. The companies that hit the Internet first with a proper mix of administrative and IT solutions have been successful (firms like Yahoo!, E-Bay, Amazon, etc.). By being among the first companies to bring their products to the Internet and signing the agreements necessary for exclusivity, these firms have fundamentally changed the face of e-commerce by exploiting the brand name recognition benefits from their status as first movers.

Market Trends

Consumers, corporations, and governments are expected to spend over $434 billion on the Internet in 1999. Although most Internet consumers are from the United States; worldwide non-U.S. Internet access is projected to increase on a large scale after 1999. As Internet access in homes across the globe proliferates, consumers will continue tap into this newly discovered resource for worldwide commerce.

In 1998, the market that accrued the most online purchases was the travel industry; which took in roughly $2.1 billion. High-ranking industries for online purchases via e-commerce include PC Hardware, Gifts, and Books. Companies are increasingly embracing the Internet and e-commerce due to the fact that consumers are viewing the Internet as a more viable venue for transactions. Still, a number of consumers express concerns about security issues over the web. In a recent poll, the number one reason why people haven't decided to purchase goods online was the risk that their information would be stolen and utilized by "hackers."

These concerns are now largely unfounded due to severely ramped up security protocols (128-bit encryption codes that are nearly impossible to break) and the lack of monetary risk from the consumer's standpoint (the Federal Government limits a credit card holder's liability to only $50 in the event of credit card fraud).

Governmental Trends

As e-commerce flourishes in the world markets, companies must continually take into consideration the governmental rules and regulations in the countries that they do business in. Countries with strict privacy laws might find conflict with the selling of product preference information of its citizens to other firms. Other governmental mandates, such as trade embargoes, can effect international electronic commerce. Last year, Dell was fined $50,000 for selling computers to Iran - it is illegal in the United States to sell products to countries involved with terrorism.

As companies find a more globalized customer base, they must take the steps necessary to safely and legally maintain their presence in countries outside the United States.

Legislative Trends

Currently, e-commerce in the United States enjoys a considerable benefit: no purchases made online will be subject to sales tax until January 1, 2004. In a recent study of top firms that sell their computers via the Internet, customers rated the absence of sales tax as a key motivator in their purchasing habits, particularly with more expensive items. This serves as an even greater incentive for consumers and merchants to actively make purchases and sales via e-commerce.

Economic Trends

As markets spread to cover the globe, and as commerce continues to increase on the Internet, the risk of downturns in local economies is lessened due to the inherent communicability of e-commerce to find and capitalize upon the existence of substitutes. In this fashion, e-commerce is thought by many economists to be an equalizer to world economies, by minimizing the damage to the global community if scarcity or other adverse conditions occur in various sectors of the world market.

Findings

The Electronic Commerce Industry's attractiveness to all players in the world market cannot be understated. In addition to providing merchants with a huge base of customers, and providing to consumers increased customer responsiveness, e-commerce serves to provide a value-added level of information to all parties, streamlining organizations and cutting out capital waste.

KDGSports.com is positioned to take advantage of the growth and opportunities by entering into the e-commerce arena. Through an in-depth on- and off-line marketing campaign, consumers will be reached through a variety of channels, driving increasing amounts of traffic and sales through the website.

Strategy

Marketing Plan

KDGSports.com will be aiming for chief name brand recognition in the Extreme Sports Industry. This will be accomplished through an aggressive marketing plan, encompassing such conventional channels as advertising, promotions, sponsorships, and direct marketing; as well as recently introduced marketing measures geared toward driving traffic and purchases through a portal/e-commerce web site.

Advertising

An advertising campaign will be formulated to target all levels of Extreme Sports enthusiast, aiming toward achieving top of mind brand name recognition for KDGSports.com in relation to its industry. Current trends in advertising for an Internet company rely upon name recognition of the site URL (Universal Residence Locator in this case, KDGSports.com's advertising campaign will be carried out in this manner. High-definition, low involvement advertisements are best suited for this purpose. The company's initial advertisements will feature context-rich (dramatic images of Extreme Sports activities), uncomplicated and focused positioning of KDGSports.com. Advertising will take place on popular, focused media such as select television advertising, Extreme Sports magazines, radio spots, and public venues (i.e. billboards, etc.).

In addition, KDGSports.com will utilize vector graphic Internet advertisements to drive traffic and purchases through the site, created via Macromedia's Flash and Shockwave software. Vector based ads convey a much richer exposure with shorter download times than conventional animated .gif banner advertisements. This unobtrusive yet rich means of Internet advertising is only now being implemented on a large scale. KDGSports.com's Internet Advertising campaign will rely on the effectiveness of vector graphics from its inception, dramatically garnering an excessive number of hits to the company's website.

Promotions

The management of KDGSports.com realizes that top of mind name brand recognition in the Extreme Sports industry cannot be achieved through advertising alone. KDGSports.com will be instrumental in its role as a key facilitator of Extreme Sports. The company will offer sponsorships to Extreme Sporting events both locally and nationwide. ESPN's Extreme Games, Long Beach Grand Prix; Ocean Pacific's Pro Surfing Championship are just of few of the events being targeted for sponsorship and promotion by KDGSports.com.

In this arena, the connections of management with the key personnel in the Extreme Sports Industry will serve to position KDGSports.com as an instrumental player at Extreme
Sports events around the world.

Direct email

While conventional direct mail campaigns have steadily decreased in effectiveness over the last five years, Internet direct email programs have evinced remarkable effectiveness in driving traffic to a particular site, as well as motivating purchases via e-commerce. Direct emailing is also extremely focused in its approach, since email listing come thru registration processes, which typically provide more information that is typically garnered from a direct mail database. KDGSports.com's direct emailings will target Extreme Sports athletes and enthusiasts; and will provide them with the latest information about the content and the products the company will feature on its website. The end result: an enhanced level of web traffic at www. KDGSports.com.

Information Technology Plan

As KDGSports.com moves onto the World Wide Web, serious demands will be placed upon its information based assets. Management has developed an in-depth plan concerning KDGSports.com's existing and future technological and systemic requirements. The sheer number of options available to firms moving onto the Internet is staggering, but with a top-flight management team, the acquisition, implementation, use, and maintenance of the solutions that will be included into KDGSports.com's operational structure will work at peak efficiency.

KDGSports.com will stay on the "cutting edge" of technological implementation rather than the "bleeding edge." In short, management's policy will incorporate technologies that have been on the market for six months or longer. This self-imposed "technology horizon" will enable KDGSports.com to maintain a high level of technological sophistication without the costs incurred through implementation of IT solutions as soon as they hit the market.

Management has evaluated the informational requirements the company will be facing on an IT-basis; and has formulated an in-depth plan to facilitate the informational evolution of KDGSports.com. In essence, management's plan incorporates immediate and sustained scalability, a high degree of security, robust systems redundancy, and the emphasis upon speed regarding the information requests of the users of the site.

Scalability

From the start, the company's informational structure has incorporated institutional and proprietary programs with emphasized compatibility, ease of growth, and a high level of redundancy. In essence, its informational structure was designed from day one to accommodate the growth and e-commerce outlets that are inevitable components of KDGSports.com's evolution. The network will be able to implement, at key predetermined junctures, the inclusion of such solutions as increased numbers of servers, introduction of direct lines into the communication structure, integration of routers, systems information and database sharing with joint venture parties, allies, and partners, and the requisite software upgrades integral to the maintenance of the company's IT assets.

As KDGSports.com's market share grows, its database will be faced with a pronounced increase in the amount of information it will need to process. The scalability of the information structure allows for the implementation of systems to do specialized tasks, like managing content applications, or logging orders.

Security

While many consumers are finally embracing the Internet and e-commerce, many still exhibit fears concerning the provision of their information through online channels. KDGSports.com takes a serious stance upon site security and will implement and continually update its internal and external security measures. All transactions will be carried out thru 128-bit SSL encryption with extensive onsite information transfer monitoring. An array of firewalls will be in place to limit external intrusion into the company's core systems. The number of people with access to KDGSports.com's information databases will be minimal due to the plan for increased automation in regards to site growth and management. The company's information is scalable to facilitate the implementation of new security protocols with a minimum of downtime and inconvenience to the administration and customer base.

Y2K Compliancy and Redundancy

From the outset, the software implemented into the company's information based assets, both institutional and proprietary, has been "Year 2000 Compliant". With no aged and/or embedded proprietary software and systems to interfere with operations at the end of the millennium, KDGSports.com is 100% Y2K compliant.

In addition to the execution of all-encompassing systems tests to discern possible glitches and bottlenecks in the site's informational structure, disaster recovery plans are firmly in place to minimize the downtime in the event that unforeseen variables impact KDGSports.com's network. The company is prepared for problems ranging from the dealing with the introduction of a virus into the network to the outright physical destruction of multiple network nodes.

Contingency plans even go so far as the bringing in of generators to maintain power to the network in the event of a power outage. In all cases, the hardware and software solutions implemented in the information network will be standardized throughout KDGSports.com's layout with the proper mix of software, hardware, and managed protocols to facilitate redundancy and to minimize the downtime and exposure to risk that can be the result of a catastrophic event.

Emphasis on Speed

As the site's popularity increases, web traffic on its Internet site and the number of requests the information network will need to process will increase exponentially. In order to cope with rapidly growing demand, the emphasis of development in the informational network will be upon speed.

While most networks utilize centralized, mass storage solutions, these systems have limited ability to maintain acceptable levels of expediency due to the need for protocols to search an entire archive before moving to the next. By implementing several smaller storage solutions, and utilizing a streamlined program of protocols, search and routing information requests through several smaller information archives can radically reduce retrieval times.

The network will be run through Windows NT, which requires more administrative involvement than other network operating systems. However, Windows NT represents a fast, compliant, and expandable network operating system, and hence is perfectly suited for utilization by KDGSports.com

Current Acquisitions

In its mission to provide to the public a security that captures the essence of the Extreme Sports Industry, KDGSports.com selects the best and brightest new companies to add to its family of acquisitions. Currently, KDGSports.com is in the process of acquiring two companies, and plans to add several more by the end of the year.

Sk8shop.com

Entrepreneur Lou Bauer established Sk8shop.com in 1998 for the express purpose of selling skateboards, accessories, and equipment. Offering a huge selection of items, this site offers extreme skateboarders the opportunity to put together essentially custom boards over the Internet. Boasting more decks and accessories than can be found in a brick and mortar store, Sk8shop.com represents the effective pairing of the Extreme Sports industry and the Internet.

Sk8shop.com's revenues are projected at $2.5 million in 1999, with a margin of 35 to 40 per cent on each item sold. With its introduction to KDGSports.com, revenues can be expected to exceed this figure, owing to the co-branding and brand equity leveraging opportunities inherent to this arrangement. KDGSports.com will also open a brick and mortar retail store in Huntington Beach, California by the end of October to bolster online sales and to leverage the websites of KDGSports.com and Sk8shop.com. This company was purchased as a wholly owned subsidiary of KDGSports.com as of July 1999.

VK Sports

KDGSports.com's aggressive acquisition plan not only encompasses retailers and e-tailers, but also has features the need for vertical integration into this Extreme Sports Industry. The company's acquisition of VK Sports a distributor of Extreme Sports equipment, apparel and accessories. VK Sports distributes over 3,600 products to over 100 retail outlets and stores nationwide.

Since 1975, VK Sports has tapped into the Extreme Sports by providing to retailers skateboards, surfboards, snowboards, accessories and apparel. VK Sports boasted $7.5 million in revenues in 1998, as is projected to exceed $9.5 million with profit margins of 35% in 1999 owing to the growth of the Extreme Sports movement. A purchase agreement has been signed, and the end of 1999 will finalize a formal acquisition.

Proposed Acquisitions

The following is a listing of the companies in which KDGSports.com is currently in negotiations with to add to its set of acquired companies. In each of these cases, KDGSports.com will serve to enhance the management and operations of the company, as well as to establish an Internet presence for the major brands associated with these proposed acquisitions.

Black Flys

Black Flys is a worldwide sunglass company based in Costa Mesa, California. The aggressive styling and industry wide endorsement of its products have made it a major icon in the Extreme Sports world. A great number of professional surfers, skateboarders, snowboarders, and skiers proudly wear Black Flys sunglasses.

KDGSports.com will greatly benefit from gaining control of this brand; Black Flys sunglasses are already firmly established within the Extreme Sports Industry. With an estimated $11 million in revenues by the end of 1999, Black
Flys' products will be vigorously leveraged for purchase on the Internet to exceed these projected revenues.

Rat City

For complete penetration into the Extreme Sports industry, KDGSports.com's acquisition strategy includes the ownership of several retail outlets. Rat City is a center of Extreme Sports, with a customer base that stretches throughout
Los Angeles county.

Founded in Burbank, California in 1988, Rat City is a center of the Extreme Sports movement, providing skateboards, snowboards, apparel and accessories to customers throughout Los Angeles county. In 1997, revenues from this store alone exceeded $750,000. Recently, revenues have not been earned at the same level; however, KDGSports.com will enhance the management and logistical elements of this retail outlet and will provide an market on the Internet for its products, thereby enhancing sales and profit potential.

Travel Alternatives

Although Southern California exists as a center of the Extreme Sports movement, KDGSports.com is a nationwide company. Many potential acquisitions are being targeted outside the Southern California. Travel Alternatives is a retail outlet that caters to the skateboarding community.

Based in Indianapolis, Indiana, Travel Alternatives is a rapidly growing brick and mortar retail outlet. With an estimated $180,000 in revenues for 1999 and a highly diversified product line, Travel Alternatives will bolster
KDGSports.com's already large selection of items to be offered on its website.

Conclusion

KDGSports.com is imminently positioned to be the number one name in the Extreme Sports Industry. With its qualified and connected management team, in depth strategic planning, and top flight web technology, KDGSports.com will finally offer to shareholders a legitimate security tied intimately with the Extreme Sports Industry.


Item 3.  Description of Property

	To be added.

Item 4.  Security Ownership of Management and Others and
         Certain Security Holders.

The following table sets forth information, to the best knowledge of the Company, as of the date of this Registration Statement, with respect to each person known by the Company to own beneficially more than five percent of the Company's outstanding common and preferred stock, each director of the Company and all directors and officers of the Company as a group.

 	To be added.

Item 5.  Directors, Executives, Officers and Significant
         Employees.

The directors and officers of the Company are as follows:

Name                        Position
------------                --------------------

G. Ivan Connelly            President and Board Member

Dean Forline                Vice, Operations

Kevin Grace                 Chairman of the Board

Bonnie Grace                Board Member

 G. Ivan Connelly, was appointed President of KDGSports.com in March of 1999. His appointment by chairman Kevin Grace was designed to help broaden the leadership of the company and better position itself to take advantage of future growth opportunities.
Before arriving at KDGSports.com, Mr. Connelly was employed by Direct Systems Support, a partner of IBM. Mr. Connelly managed key accounts on the west coast and was part of an excellent sales and marketing team.

His success at DSS allowed him to leave the company to become head of operations at J. Quint Associates in Los Angeles Ca. As head of operations, Mr. Connelly developed company structure, implemented a disciplined business plan, and created the top producing sales and marketing team. During his tenure revenues quadrupled and the company doubled in size.

Connelly's responsibilities at KDGSports.com include boosting the business discipline and performance of all the company's existing and emerging businesses as well as continuing to improve customer satisfaction. In addition, Connelly's focus is to create strategic alliances with profitable extreme sports companies to invigorate the company thru growth; while maintaining profits and a healthy stock price for its shareholders.

Vice President, Operations - Dean Forline

Dean Forline arrived at KDGSports.com in April of 1999.
Dean was brought into the KDGSports.com family to implement a successful Internet and retail marketing campaign. In 1990 Dean headed MMI, a successful modeling and talent agency. While at MMI, Dean was able to expand that company's customer base through advertising campaigns and public relations.

Previous to his employment at KDGSports.com, Mr. Forline owned his own successful Internet consulting and marketing company, KD Services. While running KD Services, Dean was able to take small companies and give them an edge in the market utilizing the Internet, strategic alliances and thorough marketing.

In January of 1999, Dean sold his venture in order to join long time friend Kevin Grace. His background in business allowed him the vision to see the profit potential of KDGSports.com and its business plan. Dean's tasks at the company include the marketing of online services, retail storefronts, and investor relations. Dean holds a bachelors degree in business from Long Beach State University.

Kevin Grace, the 32-year old Chairman of KDGSports.com
Inc. grew up in Hermosa Beach Ca. and has been involved in Extreme Sports since he was 10 yrs. old. Through his involvement in this industry, Kevin was able to gage the profit potential of extreme sports at an early age. Beginning in 1990, Grace developed several different companies, including Expired Snowboards, where he designed, constructed and marketed three lines of snowboards. Diakka Sport Watches was established to bring to the market durable action sport watches, and were worn by prominent professional skateboarders at the time. Mr. Grace also created and managed Sha Sha Shoes, offering quality designer footwear for extreme sports enthusiasts.

Kevin Grace has developed his companies from start to finish - all with successful and profitable results. He has experience in every aspect of business including design, marketing, sales both international and domestic, research and development of new product lines, major distribution, and most recently bringing forth a public company. Kevin's experience in the industry, motivation, and uncanny sense of timing has allowed him to create his newest venture, KDGSports.com. Kevin developed this company in March of 1999, to bring to the industry a publicly traded company serving the Extreme Sports market.

Currently, Grace spends most of his time seeking new profitable acquisitions to add to the Quad X Sports family. In addition, Grace is in the process of developing a new product line to offer to the extreme sports market. Kevin Grace's success in the industry gives him the advantage he needs to fulfill KDGSports.com's goals for a profitable future.

Board Member - Bonnie Grace

Bonnie Grace is on the board of KDGSports.com. Her professional career includes her role as purchasing manager at Tong Hsing Electronics where she successfully implemented a new software procurement system.

Her extensive background functions include acting as a liaison and facilitator between customers, vendors and purchasing departments. She incorporated new ideas that helped improve efficiency and increase company profits. Early in her career she was a consultant at Rubbermaid. She negotiated, planned, and administered major subcontracts for the off-site manufacture for 35% of all production. Bonnie Grace holds a Bachelor of Arts Degree in Business from Long Beach State and retains a C.P.M.

Item 6.  Remuneration of Directors and Executive Officers.

	To be added.

Item 7.  Interest of Management and Others in Certain
         Transactions.

	To be added.

Item 8.  Legal Proceedings.

	The Company is not engaged in any pending or threatened legal proceedings.

                          Part II

Item 1.  Market Price of and Dividends of the
         Registrant's Common Equity and Other
         Stockholder Matters.

	To be added.

Item 2.  Recent Sales of Unregistered Securities.

	To be added.

Item 3.  Description of Securities.

	To be added.

Item 4.  Indemnification of Directors and Officers.

	The Nevada Revised Statutes and the Company's Articles of Incorporation and Bylaws authorize indemnification of a director, officer, employee or agent of the Company against expenses incurred by him or her in connection with any action, suit, or proceeding to which such person is named a party by reason of having acted or served in such capacity, except for liabilities arising from such person's own misconduct or negligence in performance of duty. In addition, even a director, officer, employee or agent of the Company who was found liable for misconduct or negligence in the performance of duty may obtain such indemnification if, in view of all the circumstances in the case, a court of competent jurisdiction determines such person is fairly and reasonably entitled to indemnification. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                          Part F/S

Item 1.  Financial Statements

To be added.


Item 2.  Changes In and Disagreements With Accountants on
Accounting and Financial Disclosure

None--Not Applicable

Part III

Item 1.  Index to Exhibits


Exhibit
Number       Title
- ------       -----
3.1          Articles of Incorporation, as filed with the
             Nevada Secretary of State on September 3, 1999
3.2          By-laws



SIGNATURES

     In accordance with Section 12 of the Securities Exchange
Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 KDGSports.com
                                  (Registrant)


Date: September 14, 1999              By: /s/ G. Ivan Connelly
                                       -----------------------
                                        G. Ivan Connelly
                                        President




Item 2.  Description of Exhibits





1

1